Baker & McKenzie LLP Two Embarcadero Center, 11th Floor San Francisco, CA 94111-3802 United States Tel: +1 415 576 3000 Stephen J. Schrader Tel: +1 415 576 3028 Stephen.Schrader@bakermckenzie.com
November 5, 2013

Peggy Kim
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

RE:	PLX Technology, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 25, 2013
File No. 1-25699

Dear Ms. Kim:

At the request of and on behalf of our client, PLX Technology, Inc., a Delaware corporation, ("PLX") or the "Company"), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated November 1, 2013 (the "Comment Letter"), with respect to the above-referenced filing.  For ease of reference, the text of each of the Staff's comments is set forth in this letter in italics with the response immediately following each italicized comment.  Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

PLX has filed an amended Preliminary Proxy Statement on Schedule 14A via EDGAR containing the revisions described in this letter (the "Amended Filing").  Page references in the responses below refer to the Amended Filing.

Who will solicit proxies on behalf of the Board, page 7

1. We note that proxies may be solicited by mail, telephone, facsimile, e-mail, or personal solicitation. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response:  PLX hereby confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

Who will bear the cost of the solicitation of proxies, page 8

2. Please fill in the amount that has been incurred to date since this amount is known. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

Response:  As requested by the Staff, in the Amended Filing, the amount that has been incurred to date has been set forth.

Background of Proxy Solicitation, page 10

3. Please update the background discussion by describing the contacts in late October 2013.

Response:  As requested by the Staff, in the Amended Filing, the "Background of Proxy Solicitation" has been updated to describe contacts in late October 2013.

Proposal No. 1. Election of Directors, page 14

4. We note the registrant reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the registrant nominate substitute nominees before the meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:  PLX hereby confirms that should PLX nominate substitute nominees before the meeting, the registrant will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.  We have also revised, accordingly, the disclosure in the second paragraph under the caption "Proposal No. 1 -- Election of Directors."

5. Please revise the last sentence of Mr. Raun’s biographical information on page 17 to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Response:  As requested by the Staff, in the Amended Filing, the requested descriptions have been added to Mr. Raun's biographical information.

Securities and Exhange Commission
November 5, 2013

Security Ownership of Certain Beneficial Owners and Management, page 25

6. In PLX’s next amendment, please revise to disclose the ownership percentages and the total number of shares outstanding.

Response:  As requested by the Staff, the Amended Filing discloses the ownership percentages and the total number of shares outstanding as of a recent date.

Form of Proxy

Electronic Delivery of Future Proxy Materials

7. We note that the form of proxy includes instructions for consenting “to receive or access proxy materials electronically in future years.” Please revise or advise us of the basis for this broad consent for future years. For example, we note that in future years, each solicitation would require the mailing of the notice of internet availability and that Rule 14a-16 does not apply to business combinations.

Response:  In response to this comment, in the form of proxy in the Amended Filing, we have deleted the paragraph that was titled "Electronic Delivery of Future Proxy Materials", which contained the language referenced in this comment.

*  *  *  *  *

In connection with these responses to the Staff's comments, PLX acknowledges that:

•	PLX is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	PLX may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exhange Commission
November 5, 2013

We appreciate the Staff's review of PLX's filing.  If you have any questions regarding the Amended Filing or these responses, please feel free to contact me at (415) 576-3028.  Facsimile transmissions may be sent to me at (415) 576-3099.

Very truly yours,

/s/ Stephen J. Schrader

Stephen J. Schrader

cc:           David Raun, CEO PLX Technology, Inc.
Arthur O. Whipple, CFO PLX Technology, Inc.
Keith F. Gottfried, Esq., Alston & Bird LLP

Securities and Exhange Commission
November 5, 2013